FORM 6-K


                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR October 8, 2008

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable















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                                 FORM  51-102F3

                             MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013

Item 2   Date of Material Change

         October 8, 2008


Item 3   News Release

         Issued October 8, 2008 and disseminated via Business Wire.


Item 4    Summary of Material Change

VANCOUVER, CANADA, October 8, 2008 - Dynamotive Energy Systems Corporation ("Dynamotive" or the "Company") (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today announced that, as a result of a review by the British Columbia Securities Commission "BCSC"), we are issuing the following press release to clarify our disclosure.

The BCSC's review is part of their ongoing Continuous Disclosure Review Program. The review identified several matters with respect to Dynamotive's Management Discussion and Analysis ("MD&A") for the year ended December 31, 2007 and the subsequent quarterly periods ended March 31, 2008 and June 30, 2008 respectively, that require expanded detail and explanation. This additional disclosure relates mainly to an expanded narrative covering the Company's operations, business development activities and changes in accounting policies; and as to providing additional breakdown and detail for related party transactions and share capital data. Accordingly, the Company has amended its MD&A to the satisfaction of the BCSC and has re-filed amended documents for these periods. The Company knows of no other outstanding matters with the BCSC at this time.

The amended MD&A's can be also viewed in our website where we highlight the amendments and expansion of information for ease of reading.

Item 5   Full Description of Material Change

5.1      Full Description of Material Change

VANCOUVER, CANADA, October 8, 2008 - Dynamotive Energy Systems Corporation ("Dynamotive" or the "Company") (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today announced that, as a result of a review by the British Columbia Securities Commission "BCSC"), we are issuing the following press release to clarify our disclosure.

The BCSC's review is part of their ongoing Continuous Disclosure Review Program. The review identified several matters with respect to Dynamotive's Management Discussion and Analysis ("MD&A") for the year ended December 31, 2007 and the subsequent quarterly periods ended March 31, 2008 and June 30, 2008 respectively, that require expanded detail and explanation. This additional disclosure relates mainly to an expanded narrative covering the Company's operations, business development activities and changes in accounting policies; and as to providing additional breakdown and detail for related party transactions and share capital data. Accordingly, the Company has amended its MD&A to the satisfaction of the BCSC and has re-filed amended documents for these periods. The Company knows of no other outstanding matters with the BCSC at this time.

The amended MD&A's can be also viewed in our website where we highlight the amendments and expansion of information for ease of reading.


5.2   Disclosure for Restructuring Transactions

      N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

         Not applicable


Item 7   Omitted Information

         Not applicable


Item 8   Executive Officer

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report

         October 8, 2008

       DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                     (signed)     "Richard Lin"
                                   Richard Lin
                                   Chairman














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                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                          News Release: October 8, 2008

            DYNAMOTIVE  FILES AMENDED CONTINUOUS DISCLOSURE DOCUMENTS

VANCOUVER, CANADA, October 8, 2008 - Dynamotive Energy Systems Corporation ("Dynamotive" or the "Company") (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today announced that, as a result of a review by the British Columbia Securities Commission "BCSC"), we are issuing the following press release to clarify our disclosure.

The BCSC's review is part of their ongoing Continuous Disclosure Review Program. The review identified several matters with respect to Dynamotive's Management Discussion and Analysis ("MD&A") for the year ended December 31, 2007 and the subsequent quarterly periods ended March 31, 2008 and June 30, 2008 respectively, that require expanded detail and explanation. This additional disclosure relates mainly to an expanded narrative covering the Company's operations, business development activities and changes in accounting policies; and as to providing additional breakdown and detail for related party transactions and share capital data. Accordingly, the Company has amended its MD&A to the satisfaction of the BCSC and has re-filed amended documents for these periods. The Company knows of no other outstanding matters with the BCSC at this time.

The amended MD&A's can be also viewed in our website where we highlight the amendments and expansion of information for ease of reading.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Operational updates are regularly posted on the company's website at www.dynamotive.com

About BioOil(R) Biofuel

BioOil(R) is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus(TM) are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Contact:

Brian Richardson, Chief Financial Officer, 604-267-6004
Switchboard: (604) 267-6000
Toll Free (North America): 1-877-863-2268
Fax : (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.

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